Exhibit 99.7

CONSENT OF JASON J. COX

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended February 29, 2012 incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with information relating to the “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011.”

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Jason J. Cox
Jason J. Cox, P. Eng

Date: April 13, 2012